Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2390)

Date of Board Meeting

The board of directors (the “Board”) of Zhihu Inc. (together with its subsidiaries, the “Company”) hereby announces that a meeting of the Board will be held on Tuesday, August 30, 2022, for the purpose of considering and approving, inter alias, (i) the unaudited quarterly results of the Company for the three months ended June 30, 2022 and its publication, and (ii) the unaudited interim results of the Company for the six months ended June 30, 2022 and its publication.

The Company’s management will hold an earnings conference call on Tuesday, August 30, 2022, at 7:30 A.M. U.S. Eastern Time or 7:30 P.M. Beijing/Hong Kong Time on the same day.

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, participants will receive dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10170482/f41885ff42

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, August 18, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. Yuan Zhou, Mr. Dahai Li, and Mr. Wei Sun as executive directors, Mr. Zhaohui Li and Mr. Dingjia Chen as non-executive directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive directors.